EXHIBIT 99.1

NEW FOUND ANNOUNCES INITIATION OF MAIDEN RESOURCE AND
PRELIMINARY ECONOMIC ASSESSMENT FOR THE QUEENSWAY PROJECT

Vancouver, BC, November 6, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce initiation of work towards a maiden resource estimate and preliminary economic assessment (“PEA”) for the Queensway Project (“Queensway” or the “Project”), which comprises a 1,756 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Highlights:

•	The Company has engaged SLR Consulting (“SLR”) to deliver a maiden resource estimate and PEA, with an anticipated completion date of Q2 2025. The appointment of SLR to deliver a maiden resource and PEA is an important milestone for the Project as it will provide the first assessment of mineral inventory and project economics, including cash flows, NPV, IRR, and payback period.

•	SLR, including its Mining Advisory Group (formerly Roscoe Postle Associates Inc.), is a leader in Mineral Resource estimation and mining project advisory with extensive experience in estimating gold mineralized systems with recent involvement with projects on the island of Newfoundland, including producing mineral resource estimates, mining studies and National Instrument 43-101 technical reports. SLR’s mining advisory services include geological, mining, metallurgical, tailings, and environmental consulting.

•	The goals of the resource estimate and PEA are to identify possible project development scenarios and demonstrate the financial potential for the Project. In addition, the PEA will define work programs that will allow the Company to advance the Project.

Ron Hampton, Chief Development Officer of New Found, stated: “We are excited to initiate this study work that will be invaluable to defining our strategic development pathway. We believe the resource estimate and PEA is an important step in understanding the value potential of the Project and will provide the Company with a clear path forward to continue advancing Queensway.”

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated November 6, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $35 million as of November 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Collin Kettell”

Collin Kettell, Chief Executive Officer

Email: ckettell@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the maiden resource estimate and PEA for the Project; the goals and benefits of the resource estimate and PEA; the timing of the resource estimate and PEA; exploration, drilling and mineralization on the Project; the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the maiden resource estimate and PEA, the results and timing of the maiden mineral resource estimate and PEA, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC